EXHIBIT 99.1


                             BERKLEY RESOURCES INC.
                           400 - 455 Granville Street
                                 Vancouver, B.C.
                                     V6C 1T1
                     Tel: (604) 682-3701 Fax: (604) 682-3600
                            www.berkleyresources.com
                            ------------------------
                            info@berkleyresources.com

December 9, 2004                              Trading Symbols: BKS - TSX Venture
                                                          BRKDF.PK - OTC BB (US)


                       FINAL CLOSING OF PRIVATE PLACEMENTS



Berkley Resources Inc. (the "Company") announces that it has closed the second tranche of the non-brokered private placement of 659,000 flow-through units (collectively, the "Flow-Through Offering") and the non-brokered private placement of 250,000 non flow-through units (collectively, the "Non Flow-Through Offering") all at a price of $1.00 per unit, as announced on October 15, 2004. Each unit of the Flow-Through Offering consists of one flow-through share and one-half of a non-transferable share purchase warrant. Each whole warrant under the Flow-Through Offering will entitle the investor to purchase one additional non flow-through common share at an exercise price of $1.25 per share until November 30, 2005 and thereafter at $1.50 per share until November 30, 2006. Each unit of the Non-Flow-Through Offering consists of one non flow-through share and one-half of a non-transferable share purchase warrant. Each whole warrant under the Non Flow-Through Offering will entitle the investor to purchase one additional non flow-through share at a price of $1.10 until November 30, 2005 and thereafter at $1.25 until November 30, 2006.

The Company has issued 8,000 units under the same terms of the Flow-Through Offering and $42,000 cash as finder's fees.

The hold period for all securities issued under this private placement expires on March 30, 2005.

The balance of the brokered private placement and the non-brokered private placement announced on October 13, 2004 and October 15, 2004 will not be completed.

On behalf of the Board of Directors
of Berkley Resources Inc.

"Matt Wayrynen"
Matt Wayrynen
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.